Schedule 13D

CUSIP No. 23325P

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. )

Under the Securities Exchange Act of 1934

DNP Select Income Fund Inc

(Name of Issuer)

AUCTION RATE PREFERRED
(Title of Class of Securities)

23325P
(CUSIP Number)

Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, North Carolina 28255
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 24, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 23325P

1.	Names of Reporting Persons

Bank of America Corporation                              56-0906609

2.	Check the Appropriate Box if a member of a Group (see instructions)
a.	_
b.	X

3.	SEC Use Only __________________________________________

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e).

6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting
Person With:

7.	Sole Voting Power:

8.	Shared Voting Power: 976

9.	Sole Dispositive Power:

10.	Shared Dispositive Power: 976

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 976

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 70.62%

14.	Type of Reporting Person (See Instructions)

HC

Schedule 13D

CUSIP No. 23325P

1.	Names of Reporting Persons

Blue Ridge Investments, L.L.C      56-1970824

2.	Check the Appropriate Box if a member of a Group (see instructions)
a.	_
b.	X

3.	SEC Use Only __________________________________________

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e).

6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting
Person With:

7.	Sole Voting Power:

8.	Shared Voting Power: 976

9.	Sole Dispositive Power:

10.	Shared Dispositive Power: 976

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 976

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 70.62%

14.	Type of Reporting Person (See Instructions)

OO
__________________________________________________________________

Item 1                                Security and Issuer

This Amendment of the Reporting Persons’ (as defined below) statement on Schedule 13D (this “Amendment”) relates to shares of auction rate preferred securities (“ARPS”) of Advent/Claymore Global Convertible Securities & Income Fund (the “Issuer”).  This Amendment is being filed by the Reporting Persons as a result of the redemption of shares from the Reporting Persons by the Issuer during a tender offer.  The Issuer’s principal executive offices are located at 2455 Corporate West Drive, Lisle, IL 60532.

All series of ARPS issued by the Issuer that vote together as a single class are treated as one class.  As closed-end funds that issue auction rate preferred securities do not provide publicly the amount of such securities outstanding, we established the amount of such securities outstanding by canvassing the issuers and the managers of the various auctions for such securities.

Item 2                                Identity and Background

This Amendment is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Bank of America Corporation (“BAC”)

ii.	Blue Ridge Investments, L.L.C. (“Blue Ridge”)

This Amendment relates to the ARPS that were held for the account of Blue Ridge.

The address of the principal business office of BAC is:

Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

The address of the principal business office of Blue Ridge is:

214 North Tryon Street
Charlotte, North Carolina 28255

BAC, through its wholly-owned subsidiaries, BANA, Merrill Lynch, and Blue Ridge, is engaged in providing a diverse range of financial services and products.  Since settlements with the Securities and Exchange Commission and certain state agencies in 2008, Merrill Lynch and certain predecessors have worked with their customers and issuers of auction rate preferred securities to provide liquidity to the auction rate preferred securities market.  This has included purchasing auction rate preferred securities from their customers and working with issuers so that they are able to redeem outstanding auction rate preferred securities.

Information concerning each executive officer, director and controlling person (the “Listed Persons”) of the Reporting Persons is listed on Schedule I attached hereto, and is incorporated by reference herein.  To the knowledge of the Reporting Persons, all of the Listed Persons are citizens of the United States, other than as otherwise specified on Schedule I hereto.

Other than as set forth on Schedule II, during the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

        No funds of the Reporting Persons were used in the redemption of the ARPS.

The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any group with respect to the Company or any securities of the Company.

Item 4                                Purpose of the Transaction

On December 24, 2012, the Issuer made a partial call of its shares held by the Reporting Persons.

Item 5                                Interest in Securities of the Issuer

(a) - (b) The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Amendment are incorporated herein by reference.

(c) On December 24, 2012, the Issuer completed its partial call its ARPS held by the Reporting Persons for a total cash payment of approximately $27,600,000.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, ARPS that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses of the Reporting Persons under Item 4 hereof are incorporated herein by reference.

Item 7                                Material to be Filed as Exhibits

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement.
99.2	Powers of Attorney.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2012

BANK OF AMERICA CORPORATION

By:  /s/  Michael Didovic
     Name:  Michael Didovic
     Title:  Attorney-in-fact

BLUE RIDGE INVESTMENTS, L.L.C.

By:  /s/  John Hiebendahl
       Name:  John Hiebendahl
Title: Senior Vice President and Controller

LIST OF EXHIBITS

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement.
99.2	Powers of Attorney.

SCHEDULE I

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF
REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of Bank of America Corporation.  The business address of each of the executive officers and directors of Bank of America Corporation is Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Bank of America Corporation	Principal Occupation
Brian T. Moynihan	Chief Executive Officer, President and Director	Chief Executive Officer and President of Bank of America Corporation
David C. Darnell	Co-Chief Operating Officer	Co-Chief Operating Officer of Bank of America Corporation
Terrence P. Laughlin	Chief Risk Officer	Chief Risk Officer of Bank of America Corporation
Gary G. Lynch	Global Chief of Legal, Compliance and Regulatory Relations	Global Chief of Legal, Compliance and Regulatory Relations of Bank of America Corporation
Thomas K. Montag	Co-Chief Operating Officer	Co-Chief Operating Officer of Bank of America Corporation
Bruce R. Thompson	Chief Financial Officer	Chief Financial Officer of Bank of America Corporation
Sharon Allen	Director	Former Chairman of Deloitte LLP
Mukesh D. Ambani1	Director	Chairman and Managing Director of Reliance Industries Ltd.
Susan S. Bies	Director	Former Member, Board of Governors of the Federal Reserve System
Jack Bovender	Director	Former Chairman and Chief Executive Officer of HCA Inc.
Frank P. Bramble, Sr.	Director	Former Executive Officer, MBNA Corporation
Virgis W. Colbert	Director	Senior Advisor, MillerCoors Company
Charles K. Gifford	Director	Former Chairman of Bank of America Corporation
Charles O. Holliday, Jr.	Chairman of the Board	Chairman of the Board of Bank of America Corporation
Linda Hudson	Director	President and Chief Executive Officer of BAE Systems, Inc.
Monica C. Lozano	Director	Chief Executive Officer & Chair of the Board of ImpreMedia, LLC
Thomas J. May	Director	President and Chief Executive Officer of Northeast Utilities
Donald E. Powell	Director	Former Chairman, Federal Deposit Insurance Corporation
Charles O. Rossotti	Director	Senior Advisor, The Carlyle Group
Robert W. Scully	Director	Former Member, Office of the Chairman of Morgan Stanley
David Yost	Director	Former Chief Executive Officer of AmerisourceBergen Corp.

1 Mr. Ambani is a citizen of India.

The following sets forth the name and present principal occupation of each executive officer and director of Bank of America, National Association.  The business address of each of the executive officers and directors of Bank of America, National Association is 101 South Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Bank of America, National Association	Principal Occupation
Brian T. Moynihan	Chief Executive Officer, President and Director	Chief Executive Officer and President of Bank of America Corporation
David C. Darnell	Co-Chief Operating Officer	Co-Chief Operating Officer of Bank of America Corporation
Terrence P. Laughlin	Chief Risk Officer	Chief Risk Officer of Bank of America Corporation
Gary G. Lynch	Global Chief of Legal, Compliance and Regulatory Relations	Global Chief of Legal, Compliance and Regulatory Relations of Bank of America Corporation
Thomas K. Montag	Co-Chief Operating Officer	Co-Chief Operating Officer of Bank of America Corporation
Bruce R. Thompson	Chief Financial Officer	Chief Financial Officer of Bank of America Corporation
Sharon Allen	Director	Former Chairman of Deloitte LLP
Susan S. Bies	Director	Former Member, Board of Governors of the Federal Reserve System
Jack Bovender	Director	Former Chairman and Chief Executive Officer of HCA Inc.
Frank P. Bramble, Sr.	Director	Former Executive Officer, MBNA Corporation
Virgis W. Colbert	Director	Senior Advisor, MillerCoors Company
Charles K. Gifford	Director	Former Chairman of Bank of America Corporation
Charles O. Holliday, Jr.	Chairman of the Board	Chairman of the Board of Bank of America Corporation
Linda Hudson	Director	President and Chief Executive Officer of BAE Systems, Inc.
Monica C. Lozano	Director	Chief Executive Officer & Chair of the Board of ImpreMedia, LLC
Thomas J. May	Director	President and Chief Executive Officer of Northeast Utilities
Donald E. Powell	Director	Former Chairman, Federal Deposit Insurance Corporation
Charles O. Rossotti	Director	Senior Advisor, The Carlyle Group
Robert W. Scully	Director	Former Member, Office of the Chairman of Morgan Stanley
David Yost	Director	Former Chief Executive Officer of AmerisourceBergen Corp.

The following sets forth the name and present principal occupation of each executive officer and director of Merrill Lynch, Pierce, Fenner & Smith Incorporated.  The business address of each of the executive officers and directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated is One Bryant Park, New York, New York 10036.

Name	Position with Merrill Lynch, Pierce, Fenner & Smith Incorporated	Principal Occupation
David C. Darnell	Director and Co-Chief Executive Officer	Co-Chief Operating Officer of Bank of America Corporation
Thomas K. Montag	Director and Co-Chief Executive Officer	Co-Chief Operating Officer of Bank of America Corporation
Thomas M. Brantley	Senior Vice President – Tax	Senior Vice President, Corporate Tax Executive of Bank of America Corporation
William Caccamise	General Counsel, Chief Legal Officer and Managing Director	Deputy General Counsel of Bank of America, National Association
Joseph A. Guardino	Chief Operations Officer and Managing Director	Managing Director, Business Executive Operations of Merrill Lynch, Pierce, Fenner & Smith Incorporated
Gloria Greco	Co-Chief Compliance Officer/Registered Broker-Dealer, Chief Compliance Officer/Registered Investment Advisor, and Managing Director	Managing Director, Corporate Compliance Executive of Merrill Lynch, Pierce, Fenner & Smith Incorporated
Michael B. Radest	Co-Chief Compliance Officer/Registered Broker-Dealer, Chief Compliance Officer/Futures Commission Merchant and Managing Director	Managing Director, Global Markets and Investment Banking Compliance Executive of Merrill Lynch, Pierce, Fenner & Smith Incorporated
Richard S. Seitz	Treasurer and Managing Director	Managing Director, Bank Funding Manager for Merrill Lynch, Pierce, Fenner & Smith Incorporated
William E. Tirrell	Interim Chief Financial Officer and Managing Director	Managing Director, Senior Finance Manager-Capital Markets, Merrill Lynch, Pierce, Fenner & Smith Incorporated

The following sets forth the name and present principal occupation of each executive officer and director of Blue Ridge Investments, L.L.C.  The business address of each of the executive officers and directors of Blue Ridge Investments, L.L.C. is 214 North Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Blue Ridge Investments, L.L.C.	Principal Occupation
William Arnold	Manager	Managing Director, Business Support Executive of Merrill Lynch, Pierce, Fenner & Smith Incorporated
Paul J. Baalman	Manager	Managing Director, Chief Operating Officer/ Corporate Treasury of Bank of America, National Association
Keith T. Banks	Executive Vice President	President US Trust and Co-Head Private Wealth Management of Bank of America, National Association
Anthony Biniaris	Manager	Managing Director, Capital Markets Finance Executive of Bank of America, National Association
Alastair Borthwick	Executive Vice President	Managing Director, Global Capital Markets Product Head of Merrill Lynch, Pierce, Fenner & Smith Incorporated
Eric R. Burgess	Executive Vice President	Senior Vice President, Corporate Investment Senior Financial Manager of Bank of America, National Association
Lisa L. Carnoy	Executive Vice President	Managing Director, Head of Capital Markets Merrill Lynch, Pierce, Fenner & Smith Incorporated
George C. Carp	Executive Vice President	Managing Director, Capital Markets Finance Executive of Bank of America Corporation
John C. Cokinos	Executive Vice President	Managing Director, Head of Capital Raising Products of Merrill Lynch, Pierce, Fenner & Smith Incorporated
Neil A. Cotty	Executive Vice President	Chief Accounting Officer of Bank of America Corporation
Sara M. Cummings	Executive Vice President	Director, Senior Asset Liability Manager of Bank of America, National Association
Stephan L. Dellosso	Manager	Managing Director, Counterparty Credit Risk Senior Executive of Bank of America, National Association
David J. Flannery	Executive Vice President	Managing Director, Global Banking and Markets Risk Management Executive of Merrill Lynch, Pierce, Fenner & Smith Incorporated
Lawrence Forte	Manager and Executive Vice President	Managing Director, Business Support Executive of Merrill Lynch, Pierce, Fenner & Smith Incorporated
Graham C. Goldsmith	Executive Vice President	Managing Director, Head of Distressed of Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wendy J. Gorman	Executive Vice President	Managing Director, Risk Management Executive of Bank of America, National Association
Geoffrey Greener	Executive Vice President	Managing Director, Capital Management Executive for Merrill Lynch, Pierce, Fenner & Smith Incorporated
Mark D. Linsz	Executive Vice President	Managing Director, Treasurer of Bank of America, National Association
Walter R. Louis	Executive Vice President	Senior Vice President, Senior Finance Manager-Capital Markets of Bank of America Corporation
Walter J. Muller	Executive Vice President	Managing Director, Chief Investment Officer of Bank of America, National Association
Gregory Mulligan2	Executive Vice President	Managing Director, Global Bank Funding Executive of Bank of America, National Association/London Branch
Alice Jane Murphy	Executive Vice President	Managing Director, Head of Capital Raising Product for Merrill Lynch, Pierce, Fenner & Smith Incorporated
Michael B. Nierenberg	Executive Vice President	Managing Director, Head of Mortgages of Merrill Lynch, Pierce, Fenner & Smith Incorporated
James M. Probert	Executive Vice President	Managing Director, Product Head for High Grade Capital Markets-US of Merrill Lynch, Pierce, Fenner & Smith Incorporated
James G. Rose, Jr.	Manager and Executive Vice President	Managing Director, Product Head - Global Capital Markets of Merrill Lynch, Pierce, Fenner & Smith Incorporated
Gerhard Seebacher3	Executive Vice President	Managing Director, Head of Global Rates, Foreign Exchange and Structured Credit Trading of Merrill Lynch, Pierce, Fenner & Smith Incorporated
Robert A. Schleusner III	Executive Vice President	Managing Director, Product Head, Global SLCM-US Loan Capital Markets of Merrill Lynch, Pierce, Fenner & Smith Incorporated
Peter D. Taube	Manager and Executive Vice President	Managing Director, Global Wealth & Investment Management Finance Executive of Bank of America, National Association

Schedule II

Global Mortgage Settlement

On March 12, 2012, the Department of Justice and the Attorneys General of 49 states and the District of Columbia filed a complaint (“Complaint”) and consent judgment against Bank of America Corporation, Bank of America, N.A., BAC Home Loans Servicing, LP f/k/a Countrywide Home Loans Services, LP, Countrywide Home Loans, Inc., Countrywide Financial Corporation, Countrywide Mortgage Ventures, LLC, and/or Countrywide Bank, FSB (together, “Bank of America” and the “Defendants”) and other major mortgage servicers to settle a number of related investigations into residential loan servicing and origination practices (the “Settlement”).  The Complaint alleged the Defendant’s misconduct related to its origination and servicing of single family residential mortgages caused the Defendants to have violated, among other laws, the Unfair and Deceptive Acts and Practices laws of the plaintiff States, the False Claims Act, the Financial Institutions Reform, Recovery, and Enforcement Act of 1989, the Servicemembers Civil Relief Act, and the Bankruptcy Code and Federal Rules of Bankruptcy Procedure.  On April 5, 2012, the U.S. District Court for the District of Columbia approved the Settlement by entering the consent judgment.  As a result of the settlement, Bank of America Corporation and/or its affiliated entities shall pay or cause to be paid into an interest bearing escrow account to be established for this purpose the sum of $2,382,415,075, which sum shall be added to funds being paid by other institutions resolving claims in this matter and according to certain criteria established in the settlement.  Up to $120 million of this amount may be treated as a civil penalty.  In addition, Bank of America shall provide $7,626,200,000 of relief to consumers who meet certain eligibility criteria relating to servicing of loans.  The additional servicing and origination standards include the development of new or enhanced programs to provide borrower assistance, the development of proprietary programs to provide expanded mortgage modification solutions, including the broader use of principal reductions if permitted by the mortgage investor, enhanced programs for unemployed, military service members and other customers with identified special situations, enhanced facilitation of short sales, and the offer of other assistance programs, such as deed-in-lieu of foreclosure and funds for families transitioning out of home ownership.  Also, Bank of America shall provide $948,000,000 to a new refinancing program for current consumers who meet other eligibility criteria.  The refinancing program is intended to expand refinancing opportunities or lower interest rates on Bank of America owned mortgages to provide reduced payments for many homeowners who are current on their payments but owe more than the current value of their homes.  Following finalization of the settlement terms, Bank of America will finalize its program enhancements and  provide additional details of eligibility requirements.  Bank of America consented to the entry of the Consent Judgment without admitting the allegations in the complaint other than those facts deemed necessary to jurisdiction.  Bank of America made its payment to the escrow agent on April 11, 2012.  The Settlement does not result in an injunction or any findings of violations of law.

BAC Foreclosure Practice Order

On April 13, 2011, the Board of Governors of the Federal Reserve System (“Federal Reserve”) issued a cease and desist consent order (“Consent Order”) against Bank of America Corporation (“BAC”).  The Consent Order makes no finding on any issues of fact or law or any explicit allegation concerning BAC.  The Consent Order describes a consent order that the Office of the Comptroller of the Currency (“OCC”) and Bank of America, N.A. (“BANA”), which is owned and controlled by BAC, entered into addressing areas of weakness identified by the OCC in mortgage loan servicing, loss mitigation, foreclosure activities, and related functions by BANA.  The Consent Order also states that the OCC’s findings raised concerns that BAC did not adequately assess the potential risks associated with such activities of BANA.  The Consent Order directs the board of directors of BAC to take appropriate steps to ensure that BANA complies with the OCC consent order.  The Consent Order requires BAC and its institution-affiliated parties to cease and desist and take specified affirmative action, including that BAC or its board:  (1) take steps to ensure BANA complies with the OCC order; (2) submit written plans to strengthen the board’s oversight of risk management, internal audit, and compliance programs concerning certain mortgage loan servicing, loss mitigation, and foreclosure activities conducted through BANA; and (3) periodically submit written progress reports detailing the form and manner of all actions taken to secure compliance with the Consent Order.  BAC submitted an offer of settlement to the Federal Reserve.  In the offer of settlement, BAC agreed to consent to the entry of the Consent Order, without the Consent Order constituting an admission by BAC or any of its subsidiaries of any allegation made or implied by the Federal Reserve in connection with the matter.

BANA Foreclosure Practice Order

On April 13, 2011, the OCC issued a cease and desist consent order (“Order”) against BANA.  The Order identified certain deficiencies and unsafe or unsound practices in residential mortgage servicing and in BANA’s initiation and handling of foreclosure proceedings.  The Order finds that in connection with certain foreclosures of loans in it is residential servicing portfolio, BANA; (a) filed or caused to be filed in courts executed affidavits making various assertions that were not based on the affiants’ personal knowledge or review of relevant books and records; (b) filed or caused to be filed in courts numerous affidavits or other mortgage-related documents that were not properly notarized; (c) litigated foreclosure proceedings and initiated non-judicial foreclosure proceedings without always ensuring that the promissory note or the mortgage document was properly endorsed or assigned and, if necessary, in the possession of the appropriate party at the appropriate time; (d) failed to devote sufficient resources to ensure proper administration of its foreclosure processes; (e) failed to devote to its foreclosure processes adequate oversight, internal controls, policies and procedures, compliance risk management, internal audit, third party management and training; and (f) failed to sufficiently oversee third-party providers handing foreclosure-related services.  The Order requires that BANA cease and desist such practices and requires BANA’s Board to maintain a Compliance Committee that is responsible for monitoring and coordinating BANA’s compliance with the Order.  The Order provides for BANA to: (a) submit a comprehensive action plan that includes a compliance program, third-party management policies and procedures, controls and oversight of BANA’s activities with respect to the Mortgage Electronic Registration System and compliance with MERSCORP’s membership rules, terms, and conditions; (b) retain an independent consultant to conduct an independent review of residential foreclosure actions regarding individual borrowers; (c) plan for operation of management information systems; (d) submit a plan for effective coordination of communications with borrowers related to loss mitigation or loan modification and foreclosure activities; (e) conduct an assessment of BANA’s risks in mortgage servicing operations; and (f) submit periodic written progress reports detailing the form and manner of all actions taken to secure compliance with the Order.  BANA submitted an offer of settlement to the OCC.  In the offer of settlement, BANA agreed to consent to the entry of the Order, without admitting or denying any wrongdoing.

Gail Cahaly, et al. v. Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), Benistar Property Exchange Trust Co., Inc.(“Benistar”), et al. (Massachusetts Superior Court, Suffolk County, MA)

Plaintiffs alleged that Merrill Lynch aided and abetted a fraud, violation of a consumer protection law, and breach of fiduciary duty allegedly perpetrated by Benistar, a former Merrill Lynch client, in connection with trading in the client's account.  During the proceedings, plaintiff also made allegations that Merrill Lynch engaged in sanctionable conduct in connection with the discovery process and the trial.  In 2002, following a trial, a jury rendered a verdict for plaintiffs.  Thereafter, the Court granted Merrill Lynch’s motion to vacate and plaintiffs’ motion for a new trial.  On June 25, 2009, following a retrial, the jury found in plaintiffs’ favor.  On January 11, 2011, the Court entered rulings denying plaintiffs’ motion for sanctions and punitive damages, awarding certain plaintiffs consequential damages, and awarding attorneys’ fees and costs.  On February 7, 2011, the Court issued final judgment requiring Merrill Lynch to pay $9,669,443.58 in consequential and compensatory damage plus statutory interest, and $8,700,000 in attorneys’ fees and costs; but denying plaintiffs’ requests for punitive damages and sanctions.  The client, a co-defendant, filed a notice of appeal of the Court’s denial of its motion for a new trial on or about January 19, 2011.  On or about January 24, 2011, plaintiffs filed a notice of appeal of the Court’s denial of their motion for sanctions pursuant to Mass. Gen. Laws c. 231 § 6G.  On March 1, 2011, the plaintiffs filed a notice of appeal of the Court’s denial of their requests for punitive damages and sanctions, and the Applicant filed a notice of cross-appeal on March 15, 2011.

BAC Muni Derivative Settlement

The Federal Reserve reviewed certain activities related to various types of anti-competitive activity by certain employees of BAC in conjunction with the sale of certain derivative financial products to municipalities and non-profit organizations variously between 1998 and 2003.  Following the review, BAC and the Federal Reserve entered into a Formal Written Agreement on December 6, 2010, to ensure that BAC proactively and appropriately manages its compliance risk related to certain competitively bid transactions. In addition, BAC agreed to submit a written plan to strengthen BAC’s compliance risk management program regarding those same competitively bid transactions, and to promptly implement that plan once it is approved by the Federal Reserve Bank of Richmond.

BANA Muni Derivative Settlement

The OCC reviewed certain activities related to the participation of certain employees of BANA in the sale of certain derivative financial products to municipalities and non-profit organizations, and found information indicating that certain BANA employees engaged in illegal bidding activity related to the sale of those derivative financial products variously between 1998 and January 2004.  Following the review, BANA and the OCC entered into a Formal Written Agreement on December 7, 2010, to ensure that BANA proactively and appropriately manages its compliance risk related to various competitively bid transactions, including those related to derivative financial products to municipalities and non-profit organizations.

In addition, BANA agreed to do a formal assessment of all business lines that engage in certain types of competitively bid transactions, to complete a formal evaluation of the operational policies and procedures applicable to such businesses to ensure that adequate policies and procedures exist to ensure compliance with safe and sound banking practices, law, and regulations related to the competitively bid transactions, and to develop an internal training program to ensure compliance with all laws and regulations related to competitively bid transactions.  Upon approval by the OCC, BANA must immediately begin to implement the policies, procedures and programs called for by the Agreement.  Finally, BANA agreed to pay unjust enrichment in the amount of $9,217,218 to certain counterparties indentified by the OCC.

Merrill Lynch (as successor to BAS) Muni Derivative Settlement

On December 7, 2010, the Securities and Exchange Commission (“SEC”) issued an administrative and cease-and-desist order (the “Order”) finding that Banc of America Securities LLC (“BAS”) (which was merged with and into Merrill Lynch on November 1, 2010) willfully violated Section 15(c)(1)(A) of the Securities Exchange Act of 1934 when certain employees participated in improper bidding practices involving the temporary investment of proceeds of tax-exempt municipal securities in reinvestment products during the period 1998-2002.  The Order censured BAS, ordered BAS to cease and desist from committing or causing such violations and future violations, and ordered BAS to pay disgorgement plus prejudgment interest in the amount of $36,096,442.00.  BAS consented to the Order without admitting or denying the SEC’s findings.

Merrill Lynch 529 Plan AWC

On November 23, 2010, the Financial Industry Regulatory Authority (“FINRA”) alleged that Merrill Lynch violated MSRB Rule G-27 in that during the period January 2002 to February 2007, Merrill Lynch required registered representatives to consider potential state tax benefits offered by a state in which a client resides as a factor when recommending a client invest in a 529 plan. But Merrill Lynch’s written supervisory procedures did not require supervisors to document reviews to determine if registered representatives had in fact considered potential state tax benefits when recommending a client invest in a 529 plan.  As a result, Merrill Lynch did not have effective procedures relating to documenting its suitability determinations in connection with the sale of 529 plans.  Without admitting or denying the findings, Merrill Lynch consented to the described sanctions and to the entry of findings; therefore, Merrill Lynch is censured, fined $500,000 and required within 60 days of execution of this Acceptance, Waiver and Consent (“AWC”) to distribute a stand-alone letter acceptable to FINRA to each current customer who resided in a state that offered 529-related state tax benefits at the time the customer opened an advisor-sold specific 529 plan account at Merrill Lynch from June 2002 through February 2007; the letter will instruct the customers to call a designated Merrill Lynch phone number with inquiries, concerns or complaints regarding their 529 investment.  The designated number will be available for 120 days after which the number will contain a recorded message to contact Merrill Lynch’s college plan services area.  If requested within 180 days of mailing of the 529 letter, Merrill Lynch will assist in transferring or rolling-over any customer's investment in the specific plan into a 529 plan of the customer's choice within his/her home state, regardless of whether Merrill Lynch currently offers such 529 plan, with Merrill Lynch waiving any and all client fees, costs in connection with the sale, transfer, or roll-over of the specific plan; and/or any and all client fees, costs due to Merrill Lynch in connection with the initial purchase of a 529 plan within the customer's home state using the proceeds of the specific plan. Merrill Lynch shall provide FINRA semi-annually or upon FINRA’s request, until December 31, 2011, a report describing each oral/written inquiry, concern or complaint received through the designated number or any written complaint otherwise received by Merrill Lynch concerning the specific plan from the 529 letter recipients, along with a description of how Merrill Lynch addressed or resolved the inquiries, concerns or complaints of each such customer.

Merrill Lynch (as successor to BAI) Massachusetts Consent

On November 17, 2010, the Commonwealth of Massachusetts Securities Division alleged that two employees of Banc of America Investment Services, Inc. (“BAI”) (which merged with and into Merrill Lynch on 10/23/2009) sold Fannie Mae and Freddie Mac federal agency step-up bonds to an investor and that they did not describe the bonds accurately.  The state regulator alleged that BAI failed to supervise the conduct in violation of M.G.L. C.110a § 204(a)(2)(g).  Only BAI was named as a respondent in the consent order.   On November 16, 2010, BAI submitted an offer of settlement, without admitting or denying the facts and without an adjudication of any issue of law or fact, and consented to the entry of the consent order.  BAI agreed to a fine of $100,000, to cease and desist, and to an undertaking to retain an independent compliance consultant and impose heightened supervision on a representative.

Merrill Lynch FINRA UIT AWC

On August 18, 2010, FINRA alleged that Merrill Lynch violated NASD Rules 2110, 2210, 3010--in that   Merrill Lynch failed to establish, maintain and enforce a supervisory system and written supervisory procedures reasonably designed to achieve compliance with its obligations to apply sales charge discounts to all eligible Unit Investment Trust (“UIT”) purchases.  Merrill Lynch relied on its brokers to ensure that customers received appropriate UIT sales charge discounts, despite the fact that Merrill Lynch failed to appropriately inform and train brokers and their supervisors about such discounts.  Merrill Lynch’s written supervisory procedures had little or no information or guidance regarding UIT sales charge discounts.  Once Merrill Lynch established procedures addressing UIT sales charges discounts, they were inaccurate and conflicting.  Merrill Lynch's written supervisory procedures incorrectly stated that a discount would not apply when a client liquidates an existing UIT position and uses the proceeds to purchase a different UIT.  Merrill Lynch’s procedures lacked substantive guidelines, instructions, policies, or steps for brokers or their supervisors to follow to determine if a customer's UIT purchase qualified for and received a sales charge discount.  As a result of the defective procedures, Merrill Lynch failed to provide eligible customers with appropriate discounts on both UIT rollover and breakpoint purchases.  Merrill Lynch failed to identify and appropriately apply sales charge discounts in transactions reviewed in a sample of customer purchases in certain top selling UITS.  As a result, Merrill Lynch overcharged customers in this sample approximately $123,000.  Following FINRA's publication of a settlement with another firm concerning UIT transactions and independent of FINRA's pending inquiry, Merrill Lynch analyzed its application of sales charge discounts to UIT transactions.  As a result of the review, Merrill Lynch identified customers that were overcharged when purchasing UITs through Merrill Lynch and in accordance with the undertakings set forth below, will remediate those customers more than $2 million in overcharges.  Merrill Lynch approved for distribution inaccurate and misleading UIT sales literature and provided this UIT presentation for brokers to use with clients.  This presentation was subject to the content standards set forth in NASD Rule 2210(d) and violated those standards.  Without admitting or denying the findings, Merrill Lynch consented to the described sanctions and to the entry of findings; therefore, Merrill Lynch is censured, fined $500,000 and agrees to provide remediation to customers who, during the relevant period, purchased UITs and qualified for, but did not receive, the applicable sales charge discount.  Within 90 days of the effective date of this AWC, Merrill Lynch submitted to FINRA a proposed plan of how it will identify and compensate customers who qualified for, but did not receive, the applicable UIT sales charge discounts.  The date that FINRA notifies Merrill Lynch that it does not object to the plan shall be called the notice date.  In the event FINRA does object to the plan, Merrill Lynch will have an opportunity to address FINRA's objections and resubmit the plan within 30 days.  A failure to resubmit to FINRA a plan that is reasonably designed to meet the specific requirements and general purpose of the undertaking will be a violation of the terms of the AWC.  Merrill Lynch shall complete the remediation process within 180 days from the notice date.  Within 210 days of the notice date, Merrill Lynch will submit to FINRA a schedule of all customers identified during Merrill Lynch’s review as not having received an appropriate sales charge discount.  The schedule shall include details of the qualifying purchases and the appropriate discount and total dollar amounts of restitution provided to each customer.  Also within 210 days from the notice date, Merrill Lynch will submit to FINRA a report that explains how Merrill Lynch corrected its UIT systems and procedures and the results of Merrill Lynch’s implementation of its plan to identify and compensate qualifying customers including the amounts and manner of all restitution paid.

Merrill Lynch NASDAQ Settlement

On June 29, 2010, the NASDAQ Stock Market (“NASDAQ”) alleged that Merrill Lynch violated NASDAQ RULES 2110, 3010 in that  Merrill Lynch's supervisory system and written supervisory procedures were not reasonably designed to achieve compliance with applicable securities laws and regulations (including NASD notice to members 04-66) and NASDAQ rules concerning the prevention of erroneous orders and transactions and frivolous clearly erroneous transaction complaints.  Without admitting or denying the findings, Merrill Lynch consented to the described sanctions and to the entry of findings; therefore, Merrill Lynch is censured, fined $10,000 and required to revise its written supervisory procedures regarding compliance with NASD Notice to Members 04-66 within 30 business days of acceptance of this AWC by the NASDAQ review council.

BAC ML&Co. Proxy Rule Settlement

The SEC alleged that BAC violated the federal proxy rules by failing to disclose information concerning Merrill Lynch & Co., Inc.’s (“ML&Co.”) known and estimated losses in the fourth quarter of 2008 prior to the shareholder vote on December 5, 2008 to approve the merger between the two companies.  In addition, the SEC alleged that Bank of America Corporation (the “Corporation”) violated Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14a-9 thereunder by failing to disclose in the Corporation’s joint proxy statement filed on November 3, 2008 the incentive compensation that Merrill Lynch & Co., Inc. could, in its discretion, award to its employees prior to completion of its merger with the Corporation. On February 24, 2010, a final judgment (the “Final Judgment”) was entered by the U.S. District Court for the Southern District of New York in both matters.  Under the terms of the Final Judgment, BAC agreed to pay $1 in disgorgement and a $150 million civil penalty to be distributed to shareholders as part of the SEC’s Fair Funds Program at a later date in accordance with further order of the court.  In addition, as part of the Final Judgment, BAC agreed, for a period of three years, to comply with and maintain certain requirements related to BAC’s corporate governance and disclosure practices.

Merrill Lynch CBOE Decision and Order of Offer of Settlement

On April 13, 2010, the Chicago Board of Options Exchange (“CBOE”) censured and fined Merrill Lynch $150,000.  In addition, the BCC ordered an undertaking requiring Merrill Lynch to provide the Exchange with a certification within thirty (30) days of the issuance of the decision in this matter that Merrill Lynch has corrected the systems problems leading to this case, that all information reported to the Exchange in accordance with Rule 4.13(a) is accurate and is being submitted on a timely basis, and that respondent immediately notify the Exchange of any inaccuracies in any reports submitted pursuant to rule 4.13(a).  During all relevant periods herein, Exchange members were required to submit to the large options position report all customer positions, which numbered 200 contracts or more in any single option class listed on the Exchange on the same side of the market along with their customer's name, address, and social security number or tax identification number.  Merrill Lynch failed to properly submit all required account information for approximately 1,346 accounts to the large options position report. (CBOE Rule 4.13(a) - reports related to position limits.)

Merrill Lynch Client Associate Registration Settlement

In September 2009, Merrill Lynch reached agreements in principle and final administrative settlements with the Texas State Securities Board and various state securities regulators relating to the state registration of sales assistants known as Client Associates.  Without admitting or denying wrongdoing, Merrill Lynch agreed to certain undertakings and regulatory sanctions including reprimand or censure, agreement to cease and desist sales of securities through persons not registered with the states, payments of fines, penalties and other monetary sanctions (including past registration fees) of $26,563,094.50 to be divided amongst the 50 states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands, and payment of $25,000 to the North American Securities Administrators Association.

Merrill Lynch, BAI and BAS Auction Rate Securities Settlements

In August 2008, Merrill Lynch, BAS and BAI each reached certain agreements in principal with the Office of the New York State Attorney General, the Massachusetts Securities Division, various state securities regulators, and the staff of the SEC (the “ARS Settlements”) relating to auction rate securities (“ARS”).  As the result of the mergers of BAI with and into Merrill Lynch on October 23, 2009 and BAS with and into Merrill Lynch on November 1, 2010, Merrill Lynch assumed the liabilities of BAI and BAS in this matter.  Without admitting or denying wrongdoing, each of the aforementioned entities has agreed to, pursuant to the terms of each settlement to which it is a party, among others, repurchase ARS at par value (plus any accrued but unpaid interest or dividends) from certain eligible customers, use best efforts to provide liquidity solutions for institutional holders of ARS, participate in a special arbitration process to the extent that eligible customers believe they had a claim for consequential damages, refund certain refinancing fees related to ARS, pay a civil money penalty and compensate other eligible customers who purchased ARS and sold them at a loss.  Each of Merrill Lynch, BAS and BAI has substantially completed the purchase of those ARS.  BAI and BAS also agreed to pay a total civil penalty of $50,000,000 that will be distributed among the states and U.S. territories that enter into administrative or civil consent orders related to ARS.  Merrill Lynch agreed to pay a $125,000,000.00 civil penalty to be distributed similarly.

BAI Representative Supervision Settlement

On October 22, 2009, the SEC alleged that BAI failed reasonably to supervise a former registered representative who converted certain customer funds, with a view to preventing and detecting violations of Federal securities laws, as required under Section 15(B)(4)(E) of the Securities Exchange Act of 1934 (the “Exchange Act”).  Without admitting or denying the allegations, BAI agreed to enter into a settlement with the SEC, paid a civil money penalty in the amount of $150,000, and to comply with certain undertakings. Such undertakings include retaining an independent consultant to review and evaluate the effectiveness of BAI's supervisory and compliance systems, policies, and procedures concerning the following: (1) review of customer accounts and securities transactions; and (2) periodic compliance inspections. BAI has undertaken to adopt, implement, and maintain all policies, procedures, and practices recommended by the independent consultant. Notwithstanding the settlement with the SEC, BAI has identified the customers whose funds were converted by the former BAI registered representative, and has reimbursed them in full.

Merrill Lynch Squawk Box Settlement

On March 11, 2009, without admitting or denying the SEC’s findings, Merrill Lynch consented to the entry of an administrative SEC order that (1) finds violations of Section 15(f) of the Exchange Act and Section 204A of the Investment Advisers Act of 1940 (the “Advisers Act”) for allegedly failing to maintain written policies and procedures reasonably designed to prevent the misuse of customer order information, (2) requires that Merrill Lynch cease and desist from committing or causing any future violations of the provisions charged, (3) censures Merrill Lynch, (4) imposes a $7,000,000 civil money penalty and (5) requires Merrill Lynch to comply with certain undertakings.

Merrill Lynch Consulting Services Settlement

On January 30, 2009, Merrill Lynch, without admitting or denying any findings of misconduct by the SEC, consented to the entry of an administrative order by the SEC (the “Order”) that (i) finds that Merrill Lynch violated Advisers Act Sections 204 and 206(2), and Rule 204-2(a)(14) thereunder; (ii) requires that Merrill Lynch cease and desist from committing or causing any violation or further violations of the provisions charged; (iii) censures Merrill Lynch pursuant to Advisers Act Section 203(e); and (iv) requires Merrill Lynch to pay a civil money penalty of $1 million.  The Order finds that Merrill Lynch, through its pension consulting services advisory program, breached its fiduciary duty to certain current and prospective pension fund clients by misrepresenting and omitting to disclose material information.

MLPF&S FINRA OATS/TRACE AWC

On September 24, 2008, FINRA alleged that Merrill Lynch violated SEC Rules 10B-10, 17A-3, 17A-4, 200(G) of Regulation SHO, NASD Rules 2110, 2320, 3010, 3110, 4632, 4632(a), 4632(a)(7)[formerly 6420(a)(8)], 6130, 6130(d), 6230(c)(6), 6230(e), 6620, 6620(f), 6955(a), Interpretative Material 2110-2, and MSRB Rule G-14 in that Merrill Lynch, in transactions for or with a customer, failed to use reasonable diligence to ascertain the best interdealer market and failed to buy or sell in such market so that the resultant price to its customers was as favorable as possible under prevailing market conditions; reported to the Order Audit Trail System (“OATS”) route or combined order/route reports that OATS was unable to link to the related order routed to SUPERMONTAGE or SELECTNET or corresponding new order submitted by the destination member firm due to inaccurate, incomplete or improperly formatted data; submitted to OATS Reportable Order Events (“ROES”) that were rejected by OATS for context or syntax errors and failed to repair them; failed to report to the Trade Reporting and Compliance Engine (“TRACE”) the correct contra-party identifier for transactions in TRACE-eligible securities; reported to trace transactions in TRACE-eligible securities it was not required to report; failed to contemporaneously or partially execute customer limit orders in NASDAQ securities after it traded each subject security for its own market-making account at a price that would have satisfied each customer's limit order;  failed to report, or timely report, to the NASDAQ Market Center (“NMC”) the cancellations of trades previously submitted to NASDAQ; incorrectly reported to the NMC the 2nd leg of "riskless" principal transactions in designated securities and incorrectly designated the capacity as "principal;" failed to report to the NMC the correct symbol indicating whether it executed transactions in reportable securities in a principal or agency capacity; failed to report to the NMC or the FINRA/NASDAQ Trade Reporting Facility (“FNTRF”) the correct symbol indicating whether transactions were buy, sell, sell short, sell short exempt or cross for transactions in reportable securities; failed to report to the NMC the correct execution time for transactions in reportable securities.  Merrill Lynch failed to report, or timely report to the OTC reporting facility the cancellations of trades previously submitted; transmitted to OATS reports that contained inaccurate, incomplete or improperly formatted data;  failed to provide written notification disclosing to its customers that transactions were executed at an average price; failed to provide written notification disclosing its executing capacity in a transaction.  Merrill Lynch failed to preserve for a period of not less than 3 years, the first 2 in an accessible place, brokerage order memoranda; in short sale order transactions, failed to properly mark the orders as short; incorrectly designated as ".W" to the FNTRF last sale reports of designated securities transactions; incorrectly reported to the FNTRF the 2nd leg of "riskless" principal transactions in designated securities because it incorrectly designated the capacity as "principal;" failed to report to the FNTRF last sale reports of transactions in designated securities; incorrectly designated as ".PRP" one last sale report; failed to report the cancellation of one trade previously submitted; failed to report the correct time of execution of a last sale report; reported the cancellation of one last sale report it was not required to; and failed to report to the FNTRF the correct symbol indicating whether it executed transactions in reportable securities in a principal or agency capacity.  Merrill Lynch’s supervisory system did not provide for supervision designed to achieve compliance re: TRACE, quality of markets, transaction reporting, short sales, OATS, etc.  Without admitting or denying the findings, Merrill Lynch consented to the described sanctions and to the entry of findings; therefore, Merrill Lynch was censured, fined $242,500, and ordered to pay $11,358.65, plus interest, in restitution.  A registered principal of Merrill Lynch shall submit satisfactory proof of payment of the restitution, or of reasonable and documented efforts undertaken to effect restitution no later than 120 days after acceptance of this AWC.  Any undistributed restitution and interest shall be forwarded to the appropriate escheat, unclaimed property or abandoned property fund for the state in which the customer last resided.  Merrill Lynch shall revise its written supervisory procedures regarding TRACE, quality of markets, OATS receiving inter-firm route matching statistics, transaction reporting, short sales, short sales bid and tick test compliance, OATS clock synchronization, safe harbor compliance, recordkeeping, limit order protection, the one percent rule, three-quote rule, etc. within 30 business days of acceptance of this AWC by the NAC.  Within 90 days of acceptance of this AWC, Merrill Lynch’s Compliance Department and trading desks will develop a written plan to improve its compliance in trade reporting, OATS reporting and best execution over the 12 months following acceptance of this AWC; identify individuals responsible for overseeing supervision in these areas; and identify the resources needed to improve its compliance.  At the conclusion of the 12 months, Merrill Lynch's Chief Compliance Officer or designee and one other registered principal from one of the trading desks shall meet with FINRA representatives to describe Merrill Lynch's progress in these areas.

BAI Maryland Supervision Settlement

On May 21, 2008, the Maryland Securities Commissioner found that BAI failed to reasonably supervise two agents who misappropriated monies from customers within the meaning of  Section 11-412(a)(10) of the Maryland Securities Act.  Pursuant to a consent order, BAI agreed to pay a $10,000 fine, cease and desist from further violations, and incorporate certain remedial measures into supervisory program.

BAI Wrap Fee Program Settlement

On May 1, 2008, without admitting or denying the SEC’s finding, Columbia Management Advisors, LLC (now know as BofA Advisors, LLC) consented to the entry of an order that found violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933, Sections 206(2), 206(4) and 207 of the Advisers Act and Advisers Act Rule 206(4)-1(a)(5) in connection with BAI’s wrap fee program, the adequacy of disclosures to customers regarding the program and Columbia Management Advisors’ receipt of additional management fees as a result thereof.    The SEC order provides that (i) BAI and Columbia Management Advisors cease and desist from committing or causing any future violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933, Sections 206(2), 206(4), and 207 of the Advisers Act, and Rule 206(4)-1(a)(5) promulgated thereunder; (ii) BAI pay $3,310,206 in disgorgement, $793,773 in prejudgment interest, and $2,000,000 in civil monetary penalty; (iii) Columbia Management Advisors pay $2,143,273 in disgorgement, $516,382 in prejudgment interest, and $1,000,000 in civil monetary penalties; (iv) censures BAI pursuant to Section 15(b)(4) of the Securities Exchange Act of 1934 and censures BAI and Columbia Management Advisors pursuant to Section 203(e) of the Advisers Act; and (v) requests that BAI comply with certain undertakings.  The SEC order provides that: (1) within 15 days, BAI place and maintain on its website for at least 18 months disclosures respecting the manner of selecting funds for any discretionary program and identifying any funds affiliated with BAI or Columbia Management Advisors that are included in the program and aggregate percentage of affiliate funds included in such program; (2) within 15 days, BAI place a summary of the order on its website with a hyperlink to the order and maintain such summary and hyperlink for at least 18 months; (3) on at least a quarterly basis and continuing for at least 18 months from the date of the statement in which it is first included, BAI shall send a periodic statement or report to each discretionary mutual fund wrap fee client to specifically identify all funds or fund families advised by any affiliate of BAI; (4) within 90 days, BAI shall complete a comprehensive review of (i) whether the method of selecting mutual funds to be included in any discretionary program advised by BAI is adequately disclosed; (ii) the adequacy of disclosures respecting and discretionary program advised by BAI; and (iii) the adequacy of the policies and procedures respecting BAI recommendations to mutual fund wrap clients. upon completion of the review outlined in (4) above, BAI shall forward a description of any deficiencies found during the review and the manner in which it plans to remediate any deficiencies to the SEC. BAI shall then implement remedial actions to address any deficiencies found in the review within 120 days.

Merrill Lynch FINRA NAV AWC

On February 28, 2008, FINRA alleged that from January 1, 2002 through December 31, 2004, Merrill Lynch failed to establish, maintain and enforce a supervisory system and procedures reasonably designed to: (i) identify certain opportunities for investors to purchase mutual funds at net asset value ("NAV") under NAV transfer programs, and (ii) provide eligible investors with the benefit of available NAV transfer programs.  Without admitting or denying the findings, Merrill Lynch consented to the described sanctions and to the entry of findings; therefore, Merrill Lynch was censured, fined $250,000.00 and must comply with the following undertakings:  Merrill Lynch will provide remediation to customers who, during the period January 1, 2002 through notice of acceptance of this AWC, and qualified for, but did not receive, the benefit of an NAV transfer program.  Merrill Lynch will provide remediation in accordance with a methodology not unacceptable to FINRA staff (the "Remediation Methodology").  The Remediation Methodology will be provided in writing to FINRA staff prior to retaining the third party examiner.  Within 60 days from the date of the notice of acceptance of this AWC, retain a third party examiner to assess Merrill Lynch's remediation and provide a report to FINRA staff.  Within 90 days from the notice of acceptance of this AWC, Merrill Lynch shall submit to FINRA for review a sample letter notifying clients of remediation payments.  The letter shall not be unacceptable to FINRA.  Within 120 days from the notice of acceptance of this AWC, Merrill Lynch shall designate and train staff (the "Response Team") to field and respond to client inquiries in connection with this AWC and the remediation processes pursuant to this AWC.  Within 300 days from the notice of acceptance of this AWC, Merrill Lynch shall complete the remediation process. Within 360 days from the notice of acceptance of this AWC, Merrill Lynch shall file a report with FINRA, and simultaneously with the third party examiner.  Within 420 days after the date of notice of acceptance of this AWC, Merrill Lynch shall require its third party examiner to submit a written final report to Merrill Lynch, and to FINRA.

BAS NYSE ETFS Decision

On October 4, 2007, without admitting or denying guilt, BAS consented to findings that it violated:  1. NYSE Rule 401(A) by failing to adhere to the principals of good business practice in that BAS failed to ensure the delivery of prospectuses in connection with certain sales of registered securities in violation of Section 5(B)(2) of the Securities Act of 1933; 2. NYSE Rule 1100(B) by failing to deliver product descriptions to customers that purchased Exchange traded funds ("ETFs"); and 3. NYSE Rule 342 by failing to provide for, establish and maintain appropriate procedures of supervision and control including a system of follow-up and review, with respect to its operational and technological activities relating to the delivery of product descriptions and prospectuses with respect to ETF shares and an offering of a certain equity security.  BAS stipulated to the following sanctions:  The imposition by the NYSE of : 1. Censure; 2. A fine in the amount of $375,000; and 3. An undertaking to provide enforcement with a written certification that its current policies and procedures, including written supervisory and operational policies and procedures, regarding the delivery of prospectuses and product descriptions are reasonably designed to ensure compliance with the Federal securities laws and NYSE rules applicable to the delivery of prospectuses and product descriptions.  BAS provided the NYSE with this written certification within 90 days from the date the hearing panel made the decision in this matter final.

EXHIBIT 99.1

Joint Filing Agreement

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1).  Each of them is responsible for the timely filing of such amended Schedule 13D, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such amended Schedule 13D with respect to the auction rate preferred securities of the Issuer beneficially owned by each of them.  This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D.

Dated:                      December 26, 2012
BANK OF AMERICA CORPORATION

By:  /s/  Michael Didovic
     Name:  Michael Didovic
     Title:  Attorney-in-fact

BLUE RIDGE INVESTMENTS, L.L.C.

By:  /s/  John Hiebendahl
      Name:  John Hiebendahl
Title: Senior Vice President and Controller

EXHIBIT 99.2

POWER OF ATTORNEY

Power of Attorney

To Prepare and Execute Documents Pursuant to

Sections 13 and 16 of the

Securities and Exchange Act of 1934, as Amended (the “Exchange Act”)

and Rules thereunder, by and on Behalf of

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

The undersigned, Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Corporation”), a corporation duly organized under the laws of the State of Delaware, with its principal place of business at One Bryant Park, New York, New York 10036, hereby constitutes and appoints Christopher B. Hayward, Robert M. Shine, Lawrence Emerson of Enterprise Compliance Shared Services, Angelina Richardson of Enterprise Compliance Shared Services and any individual from time to time elected or appointed as Secretary or Assistant Secretary of the Corporation, each individually its true and lawful attorney-in-fact, for it and in its name, place and stead to:

(1)
prepare and execute on behalf of the Corporation, and cause to be filed and/or delivered, as required by the United States Securities and Exchange Commission pursuant to Sections 13 and 16 of the Exchange Act, all forms, schedules, reports and other documents relating to the Corporation’s direct or indirect ownership of securities which must be reported under the Exchange Act; and

(2)
take any other action of any type whatsoever in connection with the foregoing which, in the opinion of each such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by each such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as each such attorney-in-fact may approve in his or her discretion.

This Power of Attorney shall (i) supersede the Powers of Attorney dated May 29, 2009 and August 12, 2009, respectively, (ii) automatically terminate upon such attorney-in-fact’s transfer out from Enterprise Compliance Shared Services or resignation or termination from Bank of America Corporation or its affiliates, and (iii) unless automatically terminated pursuant to clause (ii), remain in effect until revoked in writing by the undersigned; provided that such termination or revocation shall have no impact on any form, schedule, report or other document executed or any action by an attorney-in-fact taken prior to such termination or revocation.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 28th day of January 2010.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

/s/ Michael B. Radest
Name:                      Michael B. Radest
Title:                      Senior Vice President and Co-Chief Compliance Officer

2           Mr. Mulligan is a citizen of the United Kingdom.

3           Mr. Seebacher is a citizen of Austria.

LIMITED POWER OF ATTORNEY

BANK OF AMERICA CORPORATION, a Delaware corporation (the “Corporation”), does hereby irrevocably make, constitute, and appoint each of Michael Didovic and Geoff Rusnak as an attorney-in-fact for the Corporation acting for the Corporation and in the Corporation’s name, place and stead, for the Corporation’s use and benefit, to bind the Corporation by his execution of those agreements, forms and documents related specifically to Section 13 and Section 16 of the Securities Exchange Act of 1934.  Any documents executed by an attorney-in-fact in accordance with this Limited Power of Attorney shall fully bind and commit the Corporation and all other parties to such documents may rely upon the execution thereof by the attorney-in fact as if executed by the Corporation and as the true and lawful act of the Corporation.

This Limited Power of Attorney shall automatically terminate as to the authority of Michael Didovic and Geoff Rusnak upon such attorney-in-fact’s resignation or termination from or transfer out of the Compliance Department; however; any such termination shall have no impact on any document or instrument connected therewith executed by any attorney-in-fact named above for the Corporation prior to such termination.

IN WITNESS WHEREOF, this Power of Attorney has been executed and delivered by the Corporation to each Attorney-in-Fact on this 6th day of January, 2011.

BANK OF AMERICA CORPORATION

By:          /s/  Merrily S. Gerrish
Merrily S. Gerrish
                                           Associate General Counsel and Assistant Secretary

(CORPORATE SEAL)